Exhibit 99.1

COMPLETION OF ACQUISITION OF GOLAR MARIA

Golar LNG Partners LP (NASDAQ: GMLP) (the “Partnership”) announced today, further to its announcement on January 30, 2013, that it has completed its acquisition of interests in the company that owns and operates the LNG Carrier Golar Maria from Golar LNG Limited (“Golar LNG”) for a purchase price of $215.0 million.

In connection with this transaction the Partnership will assume $89.5 million of bank debt in respect of the Golar Maria with the balance of the purchase price to be funded using the proceeds of its recent equity offerings, which closed on February 5, 2013.

Hamilton, Bermuda

February 7, 2013

Investor relations enquiries:

Golar Management Limited

Graham Robjohns - + 44 207 063 7900

Stuart Buchanan - + 44 207 063 7900